SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of: December 2006

ADECCO SA

(Exact name of Registrant as specified in its charter)

Commission # 0-25004

Sägereistrasse 10

CH-8152 Glattbrugg

Switzerland

+41 1 878 88 88

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F]

Form 20-F      X                Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934]

Yes                        No      X

Attached:

-	Disclosure of shareholdings’: 28.0% Deutsche Bank

Disclosure of shareholdings

Adecco S.A. Chéserex: Pursuant to art. 20 of the Federal Act on Stock Exchanges and Securities Trading, Adecco S.A. has received the following notification:

1. Name of the listed company: Adecco S.A.

2. Proportion of voting rights held by the group (total holdings in percent): 28.007%

3. Identity of those involved

Group consisting of Deutsche Bank AG, Taunusanlage 12, 60325 Frankfurt am Main, Germany, and its subsidiaries:

-	Deutsche Bank AG, London Branch, Winchester House, 1 Great Winchester Street, EC2N, UK;

-	Deutsche Bank AG, Zurich Branch, Uraniastr. 9, 8023 Zurich

-	Deutsche Asset Management Investmentgesellschaft mbH, Mainzer Landstr. 178-190, 60327 Frankfurt am Main

-	DWS Investments (Spain) S.G.I.I.C., S.A., Paseo de la Castellana, 18, E-28046 Madrid

-	Deutsche Asset Management (Japan) Limited, Nagata-cho, Chiyoda-ku, Sanno Park Tower 2-11-1, J-Tokyo

-	DWS (Austria) Investmentgesellschaft mbH, Hohenstaufengasse 4, 1010 Wien

-	DWS Investment GmbH, Mainzer Landstr. 178-190, 60327 Frankfurt am Main

-	DWS Investment S. A., Luxemburg, 2 Boulevard Konrad Adenauer, 1115 Luxembourg

-	DWS Investments Italy SGR S.p.A., Via M. Gioia n.8, I-20124 Milano

-	DWS Investments Schweiz, Theaterstrasse 12, CH-8001 Zurich

-	Deutsche Asset Management, Inc., 345 Park Avenue, New York, NY 10154

-	Deutsche Bank Trust Company Americas, 60 Wall Street, New York, NY 10005-2858

-	Tilney Group Limited, Royal Liver Building, Pier Head, GB-Liverpool L31NY.

4. Nature of the agreement: Group of companies

5. Number and type of shares:	4’084’769	Registered Shares: 2.1773%

	2’409’000	Call Options: 1.2840%

	46’048’829	Put Options: 24.5453%

6. Changes in the composition of the group

New group member: Tilney Group Ltd, UK, see above item 3.

Adecco S.A.	21 December 2006

Contact:

Investor Relations:

Tel: +41 44 878 89 25

E-Mail: investor.relations@adecco.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ADECCO SA
(Registrant)

Dated: 27 December 2006	By:	/s/ Dominik de Daniel
Dominik de Daniel
Chief Financial Officer

Dated: 27 December 2006	By:	/s/ Hans R. Brütsch
Hans R. Brütsch
Corporate Secretary